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                                                                 EXHIBIT (a)(11)


                                  PRESS RELEASE


NEWS For Immediate Release

CONTACTS
Catharina Sundelin                          Geri L. Schanz
Director of Information & Investor          Director of Marketing Communications
  Relations Telelogic AB                    Continuus Software Corporation
Phone: +46 40-17 47 30                      Phone:   949.885.2512
E-mail: catharina.sundelin@telelogic.com    E-mail: geri_schanz@continuus.com

Telelogic AB Completes Cash Tender Offer for Continuus Software Corporation; Announces Subsequent Offering Period

MALMO, SWEDEN -- NOVEMBER 29, 2000 -- Telelogic AB (Stockholm Stock Exchange:
TLOG) announced today the completion of its $3.46 per share cash tender offer for all outstanding shares of common stock of Continuus Software Corporation (NASDAQ: CNSW). The tender offer expired at 12:00 midnight EST on Tuesday, November 28, 2000, at which time approximately 9,364,418 shares of Continuus Software Corporation common stock were validly tendered, including guaranteed deliveries. Payment for the shares of Continuus Software Corporation common stock tendered and not withdrawn as of the expiration date will be made promptly through Wells Fargo Shareowner Services, the depositary for the tender offer. After payment for the deposited shares, Telelogic AB will own approximately 84.6% of the total issued and outstanding shares of Continuus Software Corporation common stock.

Telelogic AB also announced today that it will provide a subsequent offering period of five business days for the Continuus Software Corporation tender offer, which begins today at 9:00 a.m. EST and expires at 5:00 p.m. EST on Tuesday, December 5, 2000. During this subsequent offering period, shares of Continuus Software Corporation common stock will be accepted and promptly paid for as they are tendered. The same price paid during the initial offering is extended through the subsequent offering period: $3.46 per share, net to the seller in cash. Shares that are tendered during the subsequent offering period may not be withdrawn.

Following the subsequent offering period, Telelogic intends to acquire the shares of Continuus Software Corporation that have not been tendered through a merger transaction in which the remaining shareholders of Continuus Software Corporation would receive the same amount of cash per share that they would have received in the offer, unless they perfect dissenters' rights. Therefore, for shareholders who do not perfect dissenters' rights, the only difference between tendering shares and not tendering shares is that shareholders who tender their shares prior to the expiration date of the subsequent offering period will be paid earlier.

ABOUT TELELOGIC

Telelogic is established in thirteen countries under its own name, and a further 20 countries through distributors. It leads the market in development environments for advanced software, especially in real-time applications. By offering high quality graphical development tools and related services, Telelogic makes the development of software more rapid, less labor intensive, and more reliable.


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The company has a global client base, including all the top 10 communication suppliers such as Alcatel, Cisco, Ericsson, Fujitsu, Hewlett-Packard, Lucent, Motorola, NEC, Nokia, Nortel Networks and Siemens, as well as a number of leading suppliers within automotive and aerospace.

The software market is moving towards more visual programming methods, and Telelogic leads in the production of the next generation of development tools, in this area. Telelogic is well prepared to deliver rapid and complete solutions for the complex challenges faced by the real-time industry.

For more information about Telelogic, please visit www.telelogic.com.

ABOUT CONTINUUS

Continuus Software Corporation is the leading provider of eAsset Management solutions. eAsset Management enables organizations to develop, enhance, deploy and more effectively manage their teams building Internet and enterprise software and content-based systems. Continuus products enable organizations to improve the quality of their eAssets and to reduce the time it takes to deliver Internet and software applications. Continuus offers eAsset Management solutions, consisting of Continuus CM Synergy, Continuus WebSynergy, Continuus ChangeSynergy, and Continuus KnowledgeSynergy, designed to support the collaborative development, management, approval and deployment of the most complex and demanding software, Internet applications and Web content.

The company also offers its customers professional services through the eAsset foundation methodology that include consulting, training and maintenance services to facilitate successful implementations. Continuus has licensed its products to more than 585 customers, 1,000 sites and 60,000 users worldwide.

For more information on Continuus: in the United States, call 949.830.8022; in Canada, call 613.751.4499; in the United Kingdom, call 44.1344.788.100; in Germany, call 49.89.54.8880; in France, call 33.1.69.59.1616; in Australia call 61.2.9904.6033, or visit its Web site at www.continuus.com.

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THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO
SELL SHARES. TELELOGIC HAS FILED A TENDER OFFER STATEMENT WITH THE SEC AND CONTINUUS HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS OF BOTH TELELOGIC AND CONTINUUS ARE URGED TO READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REFERENCED IN THIS PRESS RELEASE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED BY TELELOGIC AND CONTINUUS WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FREE FROM CONTINUUS OR BY CONTACTING D.F. KING & CO., THE INFORMATION AGENT, AT (800) 714-3311.


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